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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
BlackRock, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
US09247X1019
(CUSIP Number)
Merrill Lynch & Co., Inc.
4 World Financial Center
250 Vesey Street
New York, New York 10080
Telephone: 212-449-1000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 29, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	US09247X1019

1	NAME OF REPORTING PERSON: Merrill Lynch & Co., Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		52,196,450 Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-- 0 --

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		52,196,450 Shares

WITH	10	SHARED DISPOSITIVE POWER

-- 0 --

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

52,196,450 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

44.17%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, CO
1   Based on 118,176,122 shares of Common Stock, par value $0.01, of BlackRock, Inc. issued and outstanding as of October 31, 2008 (the “Common Stock Outstanding”).

CUSIP No.	US09247X1019

1	NAME OF REPORTING PERSON: Merrill Lynch Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		52,195,082 Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-- 0 --

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		52,195,082 Shares

WITH	10	SHARED DISPOSITIVE POWER

-- 0 --

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

52,195,082 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

44.17%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, CO
2   Based on the Common Stock outstanding.

CUSIP No.	US09247X1019

1	NAME OF REPORTING PERSON: Merrill Lynch, Pierce, Fenner & Smith Incorporated

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,312 Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-- 0 --

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,312 Shares

WITH	10	SHARED DISPOSITIVE POWER

-- 0 --

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,312 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 0.01%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

BD, IA, CO
3   Based on the Common Stock outstanding.

CUSIP No.	US09247X1019

1	NAME OF REPORTING PERSON: Merrill Lynch Bank & Trust Co., FSB

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Federally chartered savings bank

	7	SOLE VOTING POWER

NUMBER OF		56 Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-- 0 --

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		56 Shares

WITH	10	SHARED DISPOSITIVE POWER

-- 0 --

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

56 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 0.01%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

BK
4   Based on the Common Stock outstanding.

Item 1. Security and Issuer.
     This Amendment No. 4 to Schedule 13D relates to shares of Common Stock, par value $0.01 per share (the “Shares”), of BlackRock, Inc. (formerly New BlackRock, Inc. and New Boise, Inc.) (“BlackRock”). The principal executive offices of BlackRock are located at 40 East 52nd Street, New York, New York 10022.
     The disclosure made on this Amendment No. 4 is intended to amend and update the Reporting Persons’ prior filings on Schedule 13D with respect to BlackRock, except for the disclosure under Item 1, Item 2 and Item 5 which amends and replaces such Items in the Reporting Persons’ prior filings on Schedule 13D with respect to BlackRock.
Item 2. Identity and Background.
     This statement is being filed by Merrill Lynch & Co., Inc. (“ML&Co”), Merrill Lynch Group, Inc. (“ML Group”), Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) and Merrill Lynch Bank & Trust Co., FSB (“MLBT-FSB”) (collectively, the “Reporting Persons”).
      ML&Co is a Delaware corporation that, through its subsidiaries, including the other Reporting Persons, provides broker-dealer, investment banking, financing, wealth management, advisory, asset management, insurance, lending, and related products and services on a global basis. ML Group is a Delaware corporation. MLPF&S is a Delaware corporation. MLBT-FSB is a federally chartered savings bank.
     The principal business address of ML&Co, and the address of its principal office, is 4 World Financial Center, 250 Vesey Street, New York, New York 10080. The principal business address of each other Reporting Person is c/o ML&Co at the same address.
     The name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted), and citizenship of each director of ML&Co, ML Group, MLPF&S and MLBT-FSB are set forth in Schedules I-A, II-A, III-A and IV-A hereto respectively which are incorporated herein by reference.
     The name, business address, present principal occupation or employment, and citizenship of each executive officer of ML&Co, ML Group, MLPF&S and MLBT-FSB are set forth in Schedules I-B, II-B, III-B and IV-B hereto respectively, which are incorporated herein by reference.
     During the last five years, none of the Reporting Persons, nor, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedules I-A, I-B, II-A, II-B, III-A, III-B, IV-A or IV-B hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws, except as disclosed in Amendment No. 1 to this Schedule 13-D, filed with the SEC on July 22, 2008 and Amendment No. 3 to this Schedule 13-D, filed with the SEC on December 24, 2008.
     The Reporting Persons have entered into a Joint Filing Agreement, dated as of December 29, 2008, a copy of which is attached hereto as Exhibit 7.01.
Item 4. Purpose of Transactions.
     The responses set forth in Item 6 of this Amendment No. 4 to Schedule 13D are incorporated by reference in its entirety into this Item 4.
Item 5. Interest in Securities of the Issuer.
     (a) As of December 29, 2008, the Reporting Persons beneficially owned, in the aggregate, 52,196,450 Shares and 12,604,918 shares of Preferred Stock. The beneficially owned Shares represent, in the aggregate, beneficial ownership of approximately 44.17% of the Common Stock outstanding. The Reporting Persons constitute a “group”, within the meaning of Section 13(d)(3) of the Exchange Act. Accordingly, each Reporting Person may be deemed to beneficially own any Shares that may be beneficially owned by each other Reporting Person.
     The aggregate number and percentage of Shares beneficially owned by each of the persons listed on Schedules I-A, I-B, II-A, II-B, III-A, III-B, IV-A and IV-B hereto are set forth on Schedule V hereto, which is incorporated by reference into this Item 5(a).
     (b) Each Reporting Person shares the power to vote or direct the vote and to dispose or direct the disposition of Shares beneficially owned by such Reporting Person as indicated above.
     Each Reporting Person shares the power to dispose or direct the disposition of shares of Preferred Stock beneficially owned by such Reporting Person as indicated above.
     (c) To the knowledge of the Reporting Persons no transactions in the Shares have been effected by the Reporting Persons, or, to their knowledge, any of the persons listed on Schedules I-A, I-B, II-A, II-B, III-A, III-B, IV-A, IV-B or V since the Reporting Persons filed Amendment No. 3 to this Schedule 13D on December 24, 2008 (excluding any transactions that may have been effected for managed accounts with funds provided by third party customers).
     (d) Not applicable.

     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     In connection with the merger contemplated by the merger agreement, dated September 15, 2008, by and between Bank of America Corporation (“Bank of America”) and Merrill Lynch & Co., Inc. (“ML&Co”), ML&Co and BlackRock, on December 26, 2008, entered into an Exchange Agreement (the “Exchange Agreement”) pursuant to which Merrill Lynch Group, Inc. (“ML Group”) will exchange (i) 49,865,000 Shares for a like number of shares of BlackRock’s Series B non-voting convertible participating preferred stock, par value $0.01 per share (the “Series B Preferred Stock”) and (ii) 12,604,918 shares of BlackRock’s Series A Preferred Stock for a like number of shares of Series B Preferred Stock (the “Exchange Transactions”).
     Concurrently with entering into the Exchange Agreement, on December 26, 2008, BlackRock entered into a separate Exchange Agreement (the “PNC Exchange Agreement”) with The PNC Financial Services Group, Inc. (“PNC”) pursuant to which PNC will exchange (i) 17,872,000 Shares for a like number of shares of Series B Preferred Stock and (ii) up to approximately 2,900,000 Shares for a like number of shares of BlackRock’s Series C non-voting convertible participating preferred stock, par value $0.01 (the “Series C Preferred Stock”) (such transactions, the “PNC Exchange Transactions”). It is a condition to the obligations of each of ML&Co and BlackRock to consummate the Exchange Transactions that BlackRock and PNC simultaneously with such consummation, consummate the PNC Exchange Transactions and enter into an Amended and Restated Implementation and Stockholder Agreement as provided under the Exchange Agreement and PNC Exchange Agreement.
     The Exchange Agreement contains consents and waivers by BlackRock and ML&Co under the Amended and Restated Stockholder Agreement, dated as of July 16, 2008 (as so amended and restated, the “Stockholder Agreement”) necessary in order to effectuate the Exchange Transactions and the PNC Exchange Transactions, in compliance with the provisions of the Stockholder Agreement. The PNC Exchange Agreement contains consents and waivers by BlackRock and PNC under the Implementation and Stockholder Agreement, dated February 15, 2006, between BlackRock and PNC (the “PNC Stockholder Agreement”) necessary in order to effectuate the Exchange Transactions and the PNC Exchange Transactions.
     The Exchange Transactions and the PNC Exchange Transactions are expected to close upon receipt of necessary foreign regulatory approvals. Following the consummation of the transactions contemplated by the Exchange Agreement and the PNC Exchange Agreement, Merrill Lynch directly or indirectly is expected to own approximately 4.9% of the Shares outstanding. Following the consummation of the transactions contemplated by the Exchange Agreement and the PNC Exchange

Agreement, PNC directly or indirectly is expected to beneficially own approximately 47.0% of the Shares outstanding.
     In connection with the consummation of the Exchange Transactions, ML&Co , Merrill Lynch Group (“ML Group”) and BlackRock shall enter into a Second Amended and Restated Stockholder Agreement (the “Second Amended and Restated Stockholder Agreement”) in order to effect changes to the current Stockholder Agreement necessary to implement the Exchange Agreement. The changes contained in the Amended and Restated Merrill Lynch Stockholder Agreement in relation to the current Stockholder Agreement will, among other things, (i) revise the definitions of “Fair Market Value,” “Ownership Cap” and “Significant Stockholder”; and (ii) amend or supplement certain other definitions and provisions therein to incorporate Series B Preferred Stock and Series C Preferred Stock, respectively.
     The terms of Series B Preferred Stock and Series C Preferred Stock, respectively, are summarized as below:
     Rank. The Series B Preferred Stock and Series C Preferred Stock will rank pari passu in right of payment with respect to dividends and upon liquidation with the Series A Preferred Stock and any other series of BlackRock’s preferred stock that by its terms ranks pari passu in right of payment as to dividends and/or upon liquidation with the Series B Preferred Stock and Series C Preferred Stock, respectively.
     Dividend. The Series B Preferred Stock and Series C Preferred Stock will be entitled to receive any dividend that is paid to holders of Common Stock. Any subdivisions, combinations, consolidations or reclassifications to the Common Stock must also be made accordingly to Series B Preferred Stock and Series C Preferred Stock, respectively.
     Liquidation Preference. In the event of a liquidation, dissolution or winding up of BlackRock, the holders of the Series B Preferred Stock and the Series C Preferred Stock will be entitled to receive $0.01 per share and $40.00 per share, respectively, of the respective preferred stock held, plus any outstanding and unpaid dividends, before any payments are made to holders of Common Stock or any other class or series of BlackRock’s capital stock ranking junior as to liquidation rights to Series B Preferred Stock and Series C Preferred Stock, respectively. After such payment to the holders of Series B Preferred Stock and Series C Preferred Stock and the holders of shares of any other series of BlackRock’s preferred stock ranking prior to the Common Stock as to distributions upon liquidation, the remaining assets of BlackRock will be distributed pro rata to the holders of Series B Preferred Stock, Series C Preferred Stock and any other series of BlackRock’s preferred stock ranking prior to the Common Stock as to distributions upon liquidation that participate with the holders of Common Stock upon liquidation, and the holders of the Common Stock and any other shares of BlackRock’s capital stock ranking pari passu with the Common Stock as to distributions upon liquidation.

     Voting Rights. The Series B Preferred Stock and Series C Preferred Stock have no voting rights except as required by applicable law.
     Conversion. Upon any transfer of Series B Preferred Stock to any person other than an affiliate of the initial holder, each share of Series B Preferred Stock will be converted into one share of Common Stock. No optional conversion is permitted. Each share of Series C Preferred Stock will be convertible into one share of Common Stock only upon satisfaction of the terms under the Share Surrender agreement that are triggered upon a sale of BlackRock.
     The foregoing descriptions of the Exchange Agreement and the PNC Exchange Agreement do not purport to be complete and are qualified in their entirety by reference to the Exchange Agreement and PNC Exchange Agreement, which are filed as Exhibits 7.05 and 7.06 hereto, respectively.
Item 7. Material to be Filed as Exhibits
7.01.	Joint Filing Agreement, dated as of December 29, 2008, by and among Merrill Lynch & Co., Inc., Merrill Lynch Group, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Merrill Lynch Bank & Trust Co., FSB

7.02	Power of Attorney, dated October 9, 2006, relating to Merrill Lynch Group, Inc. (incorporated by reference to Exhibit 7.06 of the Reporting Persons’ statement on Schedule 13D with respect to BlackRock, filed on October 10, 2006).

7.03	Power of Attorney, dated October 25, 2007, relating to Merrill Lynch Bank & Trust Co., FSB (incorporated by reference to Exhibit 7.04 of the Reporting Persons’ Amendment No. 2 to its statement on Schedule 13D with respect to BlackRock, filed on December 24, 2006).

7.04	Amended and Restated Stockholder Agreement, dated as of July 16, 2008, by and between Merrill Lynch & Co., Inc. and BlackRock, Inc. (incorporated by reference to Exhibit 7.02 of the Reporting Persons’ Amendment No. 1 to its statement on Schedule 13D with respect to BlackRock, filed on July 22, 2008).

7.05	Exchange Agreement, dated as of December 26, 2008, between Merrill Lynch & Co., Inc. and BlackRock, Inc. (incorporated by reference to Exhibit 10.01 of BlackRock Inc.’s current report on Form 8-K, filed on December 29, 2008).

7.06	Exchange Agreement, dated as of December 26, 2008, between The PNC Financial Services Group, Inc. and BlackRock, Inc. (incorporated by reference to Exhibit 10.02 of BlackRock Inc.’s current report on Form 8-K, filed on December 29, 2008.)

CUSIP No. US09247X1019
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 29, 2008

MERRILL LYNCH & CO., INC.

By: Name:	/s/ JONATHAN N. SANTELLI Jonathan N. Santelli
Title:	Assistant Secretary

MERRILL LYNCH GROUP, INC.

By: Name:	/s/ JONATHAN N. SANTELLI Jonathan N. Santelli
Title:	Authorized Person

MERRILL LYNCH BANK & TRUST CO., FSB

By: Name:	/s/ JONATHAN N. SANTELLI Jonathan N. Santelli
Title:	Authorized Person

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By: Name:	/s/ JONATHAN N. SANTELLI Jonathan N. Santelli
Title:	Assistant Secretary

CUSIP No. US09247X1019
SCHEDULE I-A
     The name and present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director of ML&Co are set forth below.
     All directors listed below are United States citizens except for Judith Mayhew Jonas who is a U.K. citizen.

Present principal occupation or employment (and the
name, principal business and address of any
corporation or other organization in which such
Name	employment is conducted)

Carol T. Christ	President, Smith College
c/o Corporate Secretary’s Office
222 Broadway, 17th Floor
New York, New York 10038

Armando M. Codina	President and Chief Executive Officer of Flagler
Development Group
c/o Corporate Secretary’s Office
222 Broadway, 17th Floor
New York, New York 10038

Virgis W. Colbert	Corporate Director
c/o Corporate Secretary’s Office
222 Broadway, 17th Floor
New York, New York 10038

John D. Finnegan	Chairman of the Board, President and Chief Executive
Officer of The Chubb Corporation
c/o Corporate Secretary’s Office
222 Broadway, 17th Floor
New York, New York 10038

Judith Mayhew Jonas	Corporate Director
c/o Corporate Secretary’s Office
222 Broadway, 17th Floor
New York, New York 10038

Aulana L. Peters	Corporate Director
c/o Corporate Secretary’s Office
222 Broadway, 17th Floor
New York, New York 10038

CUSIP No. US09247X1019

Present principal occupation or employment (and the
name, principal business and address of any
corporation or other organization in which such
Name	employment is conducted)

Joseph W. Prueher	Corporate Director, former U.S. Ambassador to the People’s Republic of China
c/o Corporate Secretary’s Office
222 Broadway, 17th Floor
New York, New York 10038

Ann N. Reese	Co-Founder and Co-Executive Director of the Center for Adoption Policy
c/o Corporate Secretary’s Office
222 Broadway, 17th Floor
New York, New York 10038

Charles O. Rossotti	Senior Advisor to The Carlyle Group
c/o Corporate Secretary’s Office
222 Broadway, 17th Floor
New York, New York 10038

John A. Thain	Chairman of the Board and Chief Executive Officer
Merrill Lynch & Co., Inc.
c/o Corporate Secretary’s Office
222 Broadway, 17th Floor
New York, New York 10038

CUSIP No. US09247X1019
SCHEDULE I-B
     The name and present principal occupation or employment of each executive officer of ML&Co are set forth below.
     The business address for all the executive officers listed below is 4 World Financial Center, 250 Vesey Street, New York, New York 10080.
     All executive officers listed below are United States citizens.

Name	Present principal occupation or employment

Rosemary T. Berkery	Executive Vice President; Vice Chairman; General Counsel

Nelson Chai	Executive Vice President, Chief Financial Officer

Gregory J. Fleming	President; Chief Operating Officer

Robert J. McCann	Executive Vice President; President, Vice Chairman, Global Wealth Management

Thomas K. Montag	Executive Vice President; Head of Global Sales & Trading

Thomas J. Sanzone	Executive Vice President; Chief Administrative Officer

John A. Thain	Chairman of the Board and Chief Executive Officer

CUSIP No. US09247X1019
SCHEDULE II-A
     The name and present principal occupation or employment of each director of ML Group are set forth below.
     The principal business address of each director is c/o Merrill Lynch & Co., Inc., 4 World Financial Center, New York, NY 10080.
     All directors listed below are United States citizens

Name	Present principal occupation or employment

Richard B. Alsop	Senior Vice President, Corporate Law

Gary M. Carlin	Managing Director, Merrill Lynch Finance

Marlene B. Debel	Managing Director, Global Treasury

D. Kevin Dolan	Senior Vice President, Corporate Tax

CUSIP No. US09247X1019
SCHEDULE II-B
     The name and present principal occupation or employment of each executive officer of ML Group are set forth below.
     The business address for all the executive officers listed below is c/o Merrill Lynch & Co., Inc., 4 World Financial Center, New York, NY 10080.
     All executive officers listed below are United States citizens.

Name	Present principal occupation or employment

Richard B. Alsop	Vice President Senior Vice President, Corporate Law

Gary M. Carlin	President Managing Director, Merrill Lynch Finance

D. Kevin Dolan	Chairman of the Board, Senior Vice President, Corporate Tax

CUSIP No. US09247X1019
SCHEDULE III-A
     The name and present principal occupation or employment of each director of MLPF&S are set forth below.
     The principal business address of each director is 4 World Financial Center, New York, NY 10080.
     All directors listed below are United States citizens.

Name	Present principal occupation or employment

Candace E. Browning	Senior Vice President; President of Merrill Lynch Global Research

Gregory J. Fleming	Executive Vice President; President and Chief Operating Officer of Merrill Lynch & Co., Inc.

Robert J. McCann	Chairman and Chief Executive Officer; Executive Vice President of Merrill Lynch & Co., Inc.; Vice Chairman, Global Wealth Management

Carlos M. Morales	Senior Vice President, Office of General Counsel

CUSIP No. US09247X1019
SCHEDULE III-B
     The name and present principal occupation or employment of each executive officer of MLPF&S are set forth below.
     The business address for all the executive officers listed below is 4 World Financial Center, New York, NY 10080 unless otherwise noted.
     All executive officers listed below are United States citizens.

Name	Present principal occupation or employment

Rosemary T. Berkery	Executive Vice President; Vice Chairman; General Counsel of Merrill Lynch & Co., Inc.

Robert J. McCann	Chairman and Chief Executive Officer; Executive Vice President of Merrill Lynch & Co., Inc.; Vice Chairman, Global Wealth Management

Joseph F. Regan	First Vice President, Chief Financial Officer and Controller Merrill Lynch & Co., Inc. 95 Greene Street (8th Floor) Jersey City, NJ 07032

SCHEDULE IV-A
The name and present principal occupation or employment of each director of Merrill Lynch Bank & Trust Co., FSB are set forth below.
The principal business address of each director is c/o Merrill Lynch Co., Inc., 4 World Financial Center, New York, NY 10080.
All directors listed below are United States citizens.

Name	Present principal occupation or employment

Conrad Druker, Esq.	CPA and Managing Director, Mercadien Group

John D. Hawke, Jr.	Partner, Arnold & Porter LLP

Eugene McQuade	Vice Chairman, Merrill Lynch & Co.

Russell L. Stein	Senior Vice President, Merrill Lynch Americas Bank Group

Lawrence P. Washington	Managing Director, Merrill Lynch Americas Bank Group

SCHEDULE IV-B
The name and present principal occupation or employment of each executive officer of Merrill Lynch Bank & Trust Co., FSB are set forth below.
The principal business address of each executive officer is c/o Merrill Lynch Co., Inc., 4 World Financial Center, New York, NY 10080.
All executive officers listed below are United States citizens.

Name	Present principal occupation or employment

Eugene McQuade	Vice Chairman, Merrill Lynch & Co.

Matthew B. Skurbe	Director, Merrill Lynch Finance

Russell L. Stein	Director, Senior Vice President, Merrill Lynch Americas Bank Group

Lawrence P. Washington	Managing Director, Merrill Lynch Americas Bank Group

CUSIP No. US09247X1019
SCHEDULE V
     The aggregate number and percentage of the Issuer stock beneficially owned by each of the persons listed on Schedules I-A, I-B, II-A, II-B, III-A, III-B, IV-A, IV-B, V-A and V-B hereto are set forth below:
     Gregory J. Fleming beneficially owns 95 Shares, but does not have the power to dispose or direct the disposition of such Shares.